UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha'ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD. BY: /S/ Iris Penso, Adv. —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
Blue Square-Israel Ltd. Emanuel Avner, CFO Toll-free telephone from U.S. and Canada: 888-572-4698 Telephone from rest of world: 972-3-928-2220 Fax: 972-3-928-2299 Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES RESULTS FOR THE
FIRST QUARTER ENDED MARCH 31, 2005

Good Results Despite Timing of Passover Holiday:
Net Profit Up 60% With 4.0% Operating Margins,
Revenues Up 2.2%, and Same Store Sales Decline 0.9%

ROSH HA’AYIN, Israel – May 22, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the first quarter ended March 31, 2005.

Results for the First Quarter
In 2004, the Passover season was primarily in the first quarter, while in 2005 it was entirely in the second quarter. As such, the timing of the Passover season will increase the Company’s sales of the second quarter.

Revenues: The Company’s revenues for the first quarter of 2005 were NIS 1,313.9 million (U.S. $301.3 million)(a), an increase of 2.2% compared with NIS 1,285.9 million in the first quarter of 2004. The growth in sales derives primarily from the Company’s brand consolidation program, which was carried out and completed during 2004, and an increase in the number of stores during the last year.

Gross Profit: Gross profit for the first quarter of 2005 increased by 3.1% to NIS 349.7 million (U.S. $80.2 million) compared with NIS 339.3 million in the first quarter of 2004, due to the quarter’s higher revenues and improved gross margin. Gross margin for the first quarter of 2005 rose to 26.6% compared to 26.4% in the first quarter of 2004.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the first quarter of 2005 increased by 2.7% to NIS 297.0 million (U.S. $68.1 million) compared with NIS 289.2 million in the first quarter of 2004, reflecting expenses related to the opening of new stores, offset somewhat by the Company’s ongoing efficiency measures. As a percentage of revenues, expenses for the quarter were 22.6% of revenues, essentially flat with the first quarter of 2004, when they were 22.5% of revenues.

Operating Income: Operating income for the first quarter of 2005 increased by 5.4% to NIS 52.8 million (U.S. $12.1 million) compared with NIS 50.1 million in the first quarter of 2004. The increase reflects the quarter’s improved gross profit and small increase in operating expenses. Operating margin for the quarter increased to 4.0% compared to 3.9% in the first quarter of 2004.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time expenses) for the first quarter was NIS 86 million (U.S. $19.6 million), a decrease of 1.1% compared with NIS 87 million in the first quarter of 2004. EBITDA margin for the period was 6.5%, compared with 6.8% for the first quarter of 2004.

Financial Expenses: The Company’s financial expenses for the period were NIS 11.4 million (U.S. $2.6 million) in the first quarter of 2005 compared to NIS 16.2 million in the comparable period of 2004. The decline in financial expenses derives from a reduction in the nominal interest rate, together with a change in foreign currency rates that impacted loans linked to foreign currencies.

Other Income (Expenses): Other income (net) for the first quarter of 2005 was nearly zero, compared to other expenses (net) of NIS 4.2 million in the first quarter of 2004. Other expenses for the first quarter of 2004 reflected impairment of assets regarding one of the Company’s subsidiaries and capital losses associated with store closures.

Net Income: The Company’s net income for the first quarter of 2005 increased by 60% to NIS 21.9 million (U.S. $5.0 million), or NIS 0.56 per ADS (U.S. $0.13), compared to NIS 13.7 million, or NIS 0.36 per ADS, for the comparable period of 2004. The increase reflects the quarter’s higher operating income and lower other expenses compared to the first quarter of 2004.

Other Operating Data:

—	The Company’s Same Store Sales for the first quarter decreased by 0.9%, reflecting the timing of the Passover buying season, which will be included this year in the second quarter. However, for the first four months of 2005, Same Store Sales increased by 0.3% compared to the first four months of 2004. This comparison eliminates the holiday effect.
—	The Company’s sales per employee increased by 2.4% in the quarter compared to the first quarter of 2004, reaching NIS 220,000 (U.S. $50,400) per employee.
—	During the first quarter of 2005, the Company opened three stores and closed one, adding a net total of 2,525 square meters to the chain.
—	The Company’s subsidiary, The Blue Square Chain Investments & Properties Ltd (BSIP), received a court approval to distribute a dividend totaling NIS 80 million, from capital gains that were originally classified as a capital reserve, due to the accounting principles related to transactions between BSIP and former controlling shareholders.

Comments of Management
Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “We are pleased to report rising sales, strong operating and net income growth, and improved margins for the first quarter of 2005. The fact that these satisfying results were achieved despite the timing of the Passover holidays, which fell entirely in the second quarter of 2005 this year but primarily during the first quarter of 2004, demonstrates the continued success of our expansion, marketing and efficiency programs.

“During the first quarter, we opened three new stores, and launched new housewares, toy and ‘dollar’ item sections in some of our branches as part of our new Non-Food initiative. We are pleased with initial customer reaction to these innovations and expect to expand the program to many more stores during 2005. In addition, we expect to open three more stores over the next few quarters, adding approximately 6,700 meters to the chain.”

Mr. Unger concluded, “Overall, we are proceeding on track according to a sound strategy aimed at increasing our market share, revenues and profits, and succeeding in our efforts to build the value of our company.”

       NOTE A: Convenience Translation to Dollars
The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at March 31, 2005: U.S. $1.00 equals NIS 4.361. The translation was made solely for the convenience of the reader.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 166 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2005

				Convenience translation(a)
	December 31,	March 31		March 31,
	2004	2004	2005	2005
	NIS			U.S. dollars
	In thousands
	(Audited)	(Unaudited)		(Unaudited)

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	47,359	14,207	21,388	4,904
Trade receivables	483,524	584,372	527,172	120,883
Other accounts receivable	145,292	199,701	235,324	53,961
Inventories	288,042	318,864	334,372	76,673

Total current assets	964,217	1,117,144	1,118,256	256,421

INVESTMENTS IN AN
ASSOCIATED COMPANY	2,795	4,202	3,178	729

FIXED ASSETS, NET OF
ACCUMULATED DEPRECIATION
AND AMORTIZATION	2,011,599	2,053,272	1,990,949	456,535

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	100,400	133,366	94,873	21,755

	3,079,011	3,307,984	3,207,256	735,440

BLUE SQUARE - ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2005

				Convenience translation(a)
	December 31,	March 31		March 31,
	2004	2004	2005	2005
	NIS			U.S. dollars
	In thousands
	(Audited)	(Unaudited)		(Unaudited)

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Short-term credit from banks	136,541	282,432	179,977	41,270
Trade payables	837,757	750,209	812,668	186,349
Other accounts payable and accrued expenses	331,614	499,931	438,757	100,609
Dividend payable	38,971	-	-	-

Total current liabilities	1,344,883	1,532,572	1,431,402	328,228

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	390,375	319,152	419,804	96,263
Debentures	200,000	200,000	200,000	45,861
Convertible debentures	186,193	200,000	186,193	42,695
Deferred income taxes	14,576	15,641	15,434	3,539
Liability for employee rights, net of amount funded	26,894	26,294	27,685	6,348

Total long-term liabilities	818,038	761,087	849,116	194,706

MINORITY INTEREST	96,780	163,346	85,155	19,527

SHAREHOLDERS' EQUITY:	819,310	850,979	841,583	192,979

	3,079,011	3,307,984	3,207,256	735,440

BLUE SQUARE - ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

	Year ended December 31,	Three months ended March 31,		Convenience translation(a) For the three months ended March 31,
	2004	2004	2005	2005
	NIS			U.S. dollars
	In thousands (except share and per share data)
	(Audited)	(Unaudited)		(Unaudited)

Sales	5,365,784	1,285,876	1,313,883	301,280
Cost of sales	3,962,303	946,580	964,148	221,084

Gross profit	1,403,481	339,296	349,735	80,196

Selling, general and administrative expenses	1,203,391	289,243	296,978	68,099

Operating income	200,090	50,053	52,757	12,097
Financing expenses, net	(58,090)	(16,162)	(11,396)	(2,613)

	142,000	33,891	41,361	9,484

Amortization of goodwill	(5,870)	(1,450)	(1,468)	(337)
Other income (expenses), net	(19,593)	(4,179)	4	1

Income before taxes on income	116,537	28,262	39,897	9,148
Taxes on income	41,230	11,742	14,623	3,353

Income after taxes on income	75,307	16,520	25,274	5,795

Share in profits (losses) of associated company, net	(1,204)	203	383	88
Minority interest in profits of subsidiaries, net	13,555	3,066	3,791	869

Net income	60,548	13,657	21,866	5,014

Net income per Ordinary share or ADS:
Primary	1.57	0.36	0.56	0.13

Fully diluted	-	-	0.54	0.12

Weighted average number of shares or ADS used for
computation of primary income per share	38,782,336	38,400,000	38,782,336	38,782,336

Weighted average number of shares or ADS used for
computation of fully diluted income per share	-	-	44,229,935	44,229,935

BLUE SQUARE - ISRAEL LTD.

SELECTED OPERATING DATA

	For the three months ended March 31,		Convenience translation for the three months ended March 31,
	2004	2005	2005(a)
	NIS	NIS	U.S.$

Sales (in millions)	1,286	1,314	301

Operating income (in millions)	50	53	12

EBITDA (in millions)
(excluding one-time expenses)	87	86	20

EBITDA margin
(excluding one-time expenses)	6.8%	6.5%	NA

Increase (decrease) in same store sales*	2.7%	(0.9)%	NA

Number of stores at end of period	161	166	NA
Stores opened during the period	2	3	NA
Stores closed during the period	2	1	NA

Total square meters at end of period	291,800	302,525	NA

Square meters added (closed) during the period, net	1,000	2,525	NA

Sales per square meter	4,406	4,375	1,003

Sales per employee (in thousands)	215	220	50

*	Compared with the same period in the prior fiscal year.